Exhibit 99.10

GOLD KIST INC.

PATRON EQUITY REPORT

MEMBER NO.	TP:P

[Member Name]

[Address]

TIN:

I. PATRON EQUITY REPORT

YEAR	DIVISION	QUALIFIED	NON QUALIFIED
1984		$	$
1985
1986
1987
1988
1989
1990
1991
1993
1994
1994
1995
1995
1996
1999
2002
2004

		$	$

GRAND EQUITY TOTAL

II. YOUR ESTIMATED SHARE OF THE ADDITIONAL DISTRIBUTION                Member No.

In addition to your patron equity presented above and based on patronage for Gold Kist in fiscal year 2000 through 2004, your pro rata percentage share of the additional distribution (as described in the accompanying disclosure statement-prospectus) is estimated to be:

            %

For example, subject to the assumptions described in the accompanying disclosure statement-prospectus, based on your percentage interest through the end of fiscal 2004 above, the minimum $60 million additional distribution and an additional distribution of $240 million implied by the mid point of the range of expected prices for our proposed initial public offering of $15/share, your estimated share of the additional distribution for these two examples would be:

$             or $

Equity earned during the period from July 2004 through the effective date of the conversion, which we expect to be in September 2004, will impact these dollar values. Your relative patronage for that same period may impact your pro rata percentage share of the additional distribution.

You should read the enclosed disclosure statement-prospectus carefully.

It contains important details about the conversion and related transactions.